SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
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                               March 27, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

     This statement ("Amendment No. 7") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares of Pacific Dunlop Limited, an Australian corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 7 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Amended Schedule 13D.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

     ITEM 4. PURPOSE OF TRANSACTION.
             ----------------------

     On March 27, 2001, Trefoil SPRL issued the press release attached hereto as Exhibit 21 and incorporated herein by reference.

ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

     ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.
             ----------------------------------------

     (a) - (c) On March 15, 2001, Stanley P. Gold, President of Trefoil SPRL and President of SHOC, purchased 100 Ordinary Shares, representing less than .01% of the issued and outstanding Ordinary Shares, on the open market on the Australian Stock Exchange at AUD $1.28 per Ordinary Share, excluding brokerage fees and stamp duties. As a result of this transaction, Mr. Gold has beneficial ownership of such Ordinary Shares, with sole power to direct the disposition of such Ordinary Shares. Except as set forth above, none of SHOC, Trefoil SPRL or, to the knowledge of SHOC or Trefoil SPRL, any person identified in response to Item 2, beneficially owns any Ordinary Shares or has effected any transactions in Ordinary Shares during the preceding 60 days. The preceding calculation is based on publicly available information which indicates that the number of outstanding Ordinary Shares of the Company is 927,464,509.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
             --------------------------------


                          DOCUMENT
                          --------

          Exhibit 21 -- Press Release issued by Trefoil SPRL on March 27,
                        2001

          Exhibit 22 -- Joint Filing Agreement between SHOC and Trefoil
                        SPRL, dated as of October 11, 2000

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    March 30, 2001

                                   SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                   By:/s/ Gregory Martin
                                      -------------------------------------
                                      Name:   Gregory Martin
                                      Title:  Chief Financial Officer


                                   TREFOIL INTERNATIONAL III, SPRL


                                   By:/s/ Eugene Krieger
                                      -------------------------------------
                                      Name:   Eugene Krieger
                                      Title:  Director

EXHIBIT INDEX


                          DOCUMENT
                          --------

     Exhibit 21   --  Press Release issued by Trefoil SPRL on March 27, 2001

     Exhibit 22   --  Joint Filing Agreement between SHOC and Trefoil SPRL,
                      dated as of October 11, 2000

                                                                 EXHIBIT 21

                               MEDIA RELEASE

Trefoil International III, SPRL, has noted the announcement made today by Pacific Dunlop Limited ("PDP") regarding its proposed restructuring and board and management changes. Mr Stanley Gold, Managing Director, commented:

     "We are pleased to see that the company has listened to its shareholders and recognised that it is vital that a comprehensive plan be adopted to restore value. We and other shareholders have long advocated that the company adopt a "shrink to Ansell strategy" involving the orderly sale of all of its other assets and an early return of cash to shareholders. Although persuading the Board that this was both the optimal and most expedient course took longer than we would have liked, it is good to see that the owners of companies can and will be heard."

     "Having announced the withdrawal of the split proposal we expect that the company will move quickly to implement the new comprehensive divestment and capital management plan. The new CEO Mr Tony Daniels carries our best wishes in accomplishing this task. We look forward to the opportunity to meet and establish a working relationship with him."

     "It is clear that the major portion of the company's value resides in Ansell. We see that the character and balance of the new board that will be chosen to lead and guide Ansell as being important additional components in the restoration of value."

     "Like other shareholders we will be watching closely as the divestment and repositioning process unfolds. This is not the end of the task - merely the beginning of a new phase. We will continue to be active and concerned shareholders."

Trefoil International III, SPRL is a Belgian company associated with Shamrock Holdings of California, Inc., the investment company of the Roy E. Disney family. Trefoil owns 9.8% of the issued capital of PDP and holds an interest in an option over a further 3.3% of the issued capital of the same company.

                                                                EXHIBIT 22

                                 AGREEMENT

 JOINT FILING OF AMENDMENT NO. 1 AND ALL FUTURE AMENDMENTS TO SCHEDULE 13D

          Each of the undersigned hereby agrees to file jointly the statement on Amendment No. 1 to Schedule 13D to which this Agreement is attached, and any amendments to the Schedule 13D (the "Schedule 13D") filed by Shamrock Holdings of California, Inc. on August 4, 2000 with respect to Ordinary Shares of Pacific Dunlop Limited which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

          It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

          It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Amendment No. 1 to the
Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.

Date:  October 11, 2000

                         SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                         By:   /s/ Robert G. Moskowitz
                               -------------------------------
                               Name:  Robert G. Moskowitz
                               Title: Executive Vice President


                         TREFOIL INTERNATIONAL III, SPRL


                         By:   /s/ Eugene I. Krieger
                               ------------------------------
                               Name:   Eugene I. Krieger
                               Title:  Director